                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   Form 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 1997

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from            to
                               ----------    -----------

Commission file number 1-3385



                              H. J. HEINZ COMPANY
                             EMPLOYEES RETIREMENT
                               AND SAVINGS PLAN
                                (Title of Plan)



                              H. J. Heinz Company
            (Name of Issuer of securities held pursuant to the Plan)



                     600 Grant Street Pittsburgh, PA  15219
         (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements, schedules and reports are attached hereto:

1. Independent Accountants' Report dated June 16, 1998 of Coopers & Lybrand L.L.P. for the Plan financial statements

2. Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

3. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1997 and 1996

4. Notes to Financial Statements

5. Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997

6. Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1997

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 25, 1998 is filed herein.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                        By:  /s/ Gary D. Matson
                                            ....................................

                                                  Gary D. Matson, Chairman


June 25, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS



H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

   We have audited the accompanying statements of net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H. J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the H. J.
Heinz Company Employees Retirement and Savings Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Coopers & Lybrand L.L.P.


                                             COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
June 16, 1998

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            as of December 31, 1997



                                                 H. J. Heinz Co.    Managed Income     Magellan    Retirement Gov't.     Overseas
                                                   Stock Fund          Portfolio         Fund       Money Market           Fund
                                                 ---------------    --------------  -------------- ---------------    --------------
Assets:

   Investment in Master Trust  (Notes 4,8)         $217,835,289       $10,915,736    $54,972,528    $46,830,629         $11,200,580

   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                       1,332,392                --             --             --                  --
      Interest and other                                  9,496            54,815          2,272        216,294                   5
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable           1,341,888            54,815          2,272        216,294                   5
                                                 ---------------    -------------  -------------- ---------------     --------------
   Contributions receivable:
      Employee                                          338,418            13,883        164,898        248,824              42,738
      Employer                                               --            21,128        241,693        423,190              32,178
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 338,418            35,011        406,591        672,014              74,916
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Receivable                              558                --            208            143                  32
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                              $219,516,153       $11,005,562    $55,381,599    $47,719,080         $11,275,533
                                                 ---------------    -------------  -------------- ---------------     --------------



Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                       84,675             4,238         21,239         18,176               4,327
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                              $84,675            $4,238        $21,239        $18,176              $4,327
                                                 ---------------    -------------  -------------- ---------------     --------------
Net Assets Available for Benefits                  $219,431,478       $11,001,324    $55,360,360    $47,700,904         $11,271,206
                                                 ===============    =============  ============== ===============     ==============

                                                                                                                         Vanguard
                                                  Equity-Income        Puritan      Intermediate       OTC             Fixed Income
                                                      Fund               Fund        Bond Fund      Portfolio        Securities Fund
                                                 ---------------    -------------- -------------- --------------     ---------------
Assets:
   Investment in Master Trust  (Notes 4,8)          $40,910,658       $35,369,637     $9,981,683     $4,266,584          $1,969,131
   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                              --                --         54,005             --              25,309
      Interest and other                                  5,078             2,333             --          6,617                  46
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable               5,078             2,333         54,005          6,617              25,355
                                                 ---------------    -------------  -------------- ---------------     --------------

   Contributions receivable:
      Employee                                          117,986            87,041         16,599         10,971               2,566
      Employer                                          145,095           146,147         41,079          9,672               2,479
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 263,081           233,188         57,678         20,643               5,045
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Receivable                              216               156             --              6                  --
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                               $41,179,033       $35,605,314    $10,093,366     $4,293,850          $1,999,531
                                                 ---------------    -------------  -------------- ---------------     --------------

Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                       15,807            13,665          3,877          1,651                 770
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                              $15,807           $13,665         $3,877         $1,651            $    770
                                                 ---------------    -------------  -------------- ---------------     --------------

Net Assets Available for Benefits                   $41,163,226       $35,591,649    $10,089,489     $4,292,199          $1,998,761
                                                 ===============    =============  ============== ===============     ==============

                                                   Vanguard           Vanguard        Vanguard
                                                  Wellington         Windsor II    Index Trust-500
                                                     Fund               Fund          Portfolio
                                                 -------------      -------------  ---------------
Assets:

   Investment in Master Trust  (Notes 4,8)           $3,536,327        $7,215,917    $11,339,648

   Investment                                                --                --             --
   Investment income receivable:
      Dividends                                              --                --        129,177
      Interest and other                                     97             4,426          5,634
                                                 ---------------    -------------  --------------
         Total investment income receivable                  97             4,426        134,811
                                                 ---------------    -------------  --------------

   Contributions receivable:
      Employee                                            9,327            25,434         41,790
      Employer                                           11,144            23,113         36,014
                                                 ---------------    -------------  --------------
         Total contributions receivable                  20,471            48,547         77,804
                                                 ---------------    -------------  --------------
   Participant Loan Receivable                               20                33            118
                                                 ---------------    -------------  --------------


         Total Assets                                $3,556,915        $7,268,923    $11,552,381
                                                 ---------------    -------------  --------------
Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --
   Accrued interest due on note payable                      --                --             --
   Accrued administrative expenses                        1,366             2,789          4,433
                                                 ---------------    -------------  --------------
          Total Liabilities                          $    1,366        $    2,789     $    4,433
                                                 ---------------    -------------  --------------

Net Assets Available for Benefits                    $3,555,549        $7,266,134    $11,547,948
                                                 ===============    =============  ==============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      as of December 31, 1997 (continued)


                                                 Vanguard     Vanguard     Vanguard
                                                U.S. Growth   Explorer   Int'l Growth   Participants'     ESOP
                                                 Portfolio      Fund       Portfolio        Loans         Trust         Total
                                                -----------  ----------  ------------   -------------  -----------   ------------
Assets:

   Investment in Master Trust  (Notes 4,8)      $5,295,569   $1,984,357   $2,648,483            --              --   $466,272,756

   Investment                                           --           --           --       $96,228     $92,103,297     92,199,525
   Investment income receivable:
      Dividends                                    212,294      219,024      117,223            --         569,787      2,659,211
      Interest and other                             3,383           11           23            --              --        310,530
                                                -----------  ----------  ------------   -------------  -----------   ------------
         Total investment income receivable        215,677      219,035      117,246            --         569,787      2,969,741
                                                -----------  ----------  ------------   -------------  -----------   ------------

   Contributions receivable:
      Employee                                      21,975        9,514       10,133            --              --      1,162,097
      Employer                                      19,777        7,896        6,868            --         446,888      1,614,361
                                                -----------  ----------  ------------   -------------  -----------   ------------
         Total contributions receivable             41,752       17,410       17,001            --         446,888      2,776,458
                                                -----------  ----------  ------------   -------------  -----------   ------------
   Participant Loan Receivable                          22            9           --        (1,521)             --             --
                                                -----------  ----------  ------------   -------------  -----------   ------------


         Total Assets                           $5,553,020   $2,220,811   $2,782,730       $94,707     $93,119,972   $564,218,480
                                                -----------  ----------  ------------   -------------  -----------   ------------
Liabilities:

   Notes payable to H. J. Heinz Company                 --           --           --            --      16,341,483     16,341,483
   Accrued interest due on note payable                 --           --           --            --         169,725        169,725
   Accrued administrative expenses                   2,129          851        1,069            --          88,878        269,940
                                                -----------  ----------  ------------   -------------  -----------   ------------
          Total Liabilities                     $    2,129   $      851   $    1,069       $    --     $16,600,086    $16,781,148
                                                -----------  ----------  ------------   -------------  -----------   ------------

Net Assets Available for Benefits               $5,550,891   $2,219,960   $2,781,661       $94,707     $76,519,886   $547,437,332
                                                ===========  ==========  ============   =============  ===========   ============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            as of December 31, 1996


                                                 H. J. Heinz Co.    Managed Income    Magellan    Retirement Gov't.      Overseas
                                                   Stock Fund         Portfolio         Fund       Money Market            Fund
                                                 ---------------    -------------  -------------- ---------------     --------------
Assets:

   Investment in Master Trust  (Notes 4, 8)        $178,619,155        $9,946,832    $45,122,434    $25,070,487         $ 9,977,026

   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                       1,429,821                --             --             --                  --
      Interest and other                                  8,469            48,572            158        108,983                  17
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable           1,438,290            48,572            158        108,983                  17
                                                 ---------------    -------------  -------------- ---------------     --------------
   Contributions receivable:
      Employee                                          356,224            16,699        188,288        184,537              52,817
      Employer                                               --            29,567        250,725        332,952              33,230
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 356,224            46,266        439,013        517,489              86,047
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Receivable                              631               110            363            436                 113
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                              $180,414,300       $10,041,780    $45,561,968    $25,697,395         $10,063,203
                                                 ---------------    -------------  -------------- ---------------     --------------



Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                       46,557             2,584         11,667          6,510               2,580
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                              $46,557            $2,584        $11,667         $6,510              $2,580
                                                 ---------------    -------------  -------------- ---------------     --------------
Net Assets Available for Benefits                  $180,367,743       $10,039,196    $45,550,301    $25,690,885         $10,060,623
                                                 ===============    =============  ============== ===============     ==============

                                                  Equity-Income        Puritan      Intermediate  Asset Manager         Asset Mgr
                                                      Fund               Fund        Bond Fund     Growth Fund         Income Fund
                                                 ---------------    -------------  -------------- ---------------     --------------
Assets:
   Investment in Master Trust  (Notes 4, 8)         $30,130,183       $31,041,828     $9,349,119     $5,002,592            $489,017
   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                              --                --         47,662             --                  --
      Interest and other                                    263               174             44             24                   1
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable                 263               174         47,706             24                   1
                                                 ---------------    -------------  -------------- ---------------     --------------

   Contributions receivable:
      Employee                                          119,270           104,252         20,596         30,177               2,494
      Employer                                          134,547           164,286         54,572         24,321               3,006
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 253,817           268,538         75,168         54,498               5,500
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Receivable                              412               233             64            240                  11
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                               $30,384,675       $31,310,773     $9,472,057     $5,057,354            $494,529
                                                 ---------------    -------------  -------------- ---------------     --------------

Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                        7,790             8,026          2,430          1,294                 126
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                               $7,790            $8,026         $2,430         $1,294            $    126
                                                 ---------------    -------------  -------------- ---------------     --------------

Net Assets Available for Benefits                   $30,376,885       $31,302,747     $9,469,627     $5,056,060            $494,403
                                                 ===============    =============  ============== ===============     ==============

                                                 Asset Manager        Retirement   Participants'       ESOP
                                                     Fund            Growth Fund       Loans           Trust             Total
                                                 -------------      -------------  -------------  -------------       -----------
Assets:

   Investment in Master Trust  (Notes 4, 8)          $2,736,284       $21,532,239             --             --        $369,017,196

   Investment                                                --                --       $204,385    $70,454,970          70,659,355
   Investment income receivable:
      Dividends                                              --                --             --        568,958           2,046,441
      Interest and other                                      8               186             --             --             166,899
                                                 ---------------    -------------  -------------- -------------       --------------
         Total investment income receivable                   8               186             --        568,958           2,213,340
                                                 ---------------    -------------  -------------- -------------       --------------

   Contributions receivable:
      Employee                                            9,159            94,606             --             --           1,179,119
      Employer                                           12,395           127,341             --        456,808           1,623,750
                                                 ---------------    -------------  -------------- -------------       --------------
         Total contributions receivable                  21,554           221,947             --        456,808           2,802,869
                                                 ---------------    -------------  -------------- -------------       --------------
   Participant Loan Receivable                               72               315         (3,000)            --                  --
                                                 ---------------    -------------  -------------- -------------       --------------


         Total Assets                                $2,757,918       $21,754,687       $201,385    $71,480,736        $444,692,760
                                                 ---------------    -------------  -------------- -------------       --------------
Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --     20,283,951          20,283,951
   Accrued interest due on note payable                      --                --             --        120,720             120,720
   Accrued administrative expenses                          707             5,567             --         31,900             127,738
                                                 ---------------    -------------  -------------- -------------       --------------
          Total Liabilities                          $      707       $     5,567             --    $20,436,571         $20,532,409
                                                 ---------------    -------------  -------------- -------------       --------------

Net Assets Available for Benefits                    $2,757,211       $21,749,120       $201,385    $51,044,165        $424,160,351
                                                 ===============    =============  ============== =============       ==============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the Year Ended December 31, 1997



                                                  H. J. Heinz Co.   Managed Income     Magellan     Retirement Gov't.    Overseas
                                                   Stock Fund          Portfolio         Fund         Money Market         Fund
                                                  ---------------   --------------  --------------  ----------------   ------------

Net Change in Investment in
   Master Trust (Note 8)                          $ 58,931,573       $ 5,031,181    $  8,778,628     $21,565,563      $   747,162
                                                  ------------       -----------    ------------     -----------      -----------

Transfers from ESOP to other funds (Note 7)                 --                --              --              --               --

Additions:
   Investment income:
      Dividends                                             --                --              --              --               --
      Interest                                              --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------
         Total investment income                            --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------

   Participant contributions                         4,842,965           274,502       2,575,396       3,439,485          914,882
   Age-related employer contributions                       --           385,557       3,316,479       4,614,210          596,064
   ESOP debt service funding                                --               --               --              --               --
   Transfer for Loan Repayments                          7,459             1,165          14,718           6,454              852
                                                  ------------       -----------    ------------     -----------      -----------
         Total additions                             4,850,424           661,224       5,906,593       8,060,149        1,511,798
                                                  ------------       -----------    ------------     -----------      -----------

Deductions:
   Withdrawals                                      24,420,305         4,715,534       4,806,840       7,565,059        1,031,452
   Administrative expenses                             297,957            14,743          68,322          50,634           16,925
   Interest expense on note payable                         --                --              --              --               --

   Net (appreciation) in fair value
      of investments                                        --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------
         Total deductions                           24,718,262         4,730,277       4,875,162       7,615,693        1,048,377
                                                  ------------       -----------    ------------     -----------      -----------



Net increase (decrease) in net assets available
   for benefits for the year                        39,063,735           962,128       9,810,059       22,010,019        1,210,583

Net assets available for benefits at
   the beginning of the year                       180,367,743        10,039,196      45,550,301      25,690,885       10,060,623
                                                  ------------       -----------     -----------     -----------      -----------
Net assets available for benefits at
   the end of the year                            $219,431,478       $11,001,324     $55,360,360     $47,700,904      $11,271,206
                                                  ============       ===========     ===========     ===========      ===========

                                                                                                                     Vanguard
                                                    Equity-Income    Puritan      Intermediate         OTC         Fixed Income
                                                         Fund          Fund         Bond Fund        Portfolio    Securities Fund
                                                    -------------  ------------  --------------   --------------  ----------------
Net Change in Investment in
   Master Trust (Note 8)                             $11,110,871   $ 4,561,546      $  778,259       $ 4,256,554      $1,989,290

Transfers from ESOP to other funds (Note 7)                   --            --              --                --              --

Additions:
   Investment income:
      Dividends                                               --            --              --                --              --
      Interest                                                --            --              --                --              --
                                                     -----------   -----------     -----------        ----------       ---------
         Total investment income                              --            --              --                --              --
                                                     -----------   -----------     -----------        ----------       ---------

   Participant contributions                           1,941,826     1,598,496         312,072            32,353           5,612
   Age-related employer contributions                  2,017,560     2,149,595         686,945            27,406           5,797
   ESOP debt service funding                                  --            --              --                --              --
   Transfer for Loan Repayments                           24,453        14,076           4,252                19              --
                                                     -----------   -----------     -----------        ----------       ---------
        Total additions                                3,983,839     3,762,167       1,003,269            59,778          11,409
                                                     -----------   -----------     -----------        ----------       ---------

Deductions:
   Withdrawals                                         4,257,972     3,988,996       1,149,114            21,700             898
   Administrative expenses                                50,397        45,815          12,552             2,433           1,040
   Interest expense on note payable                           --            --              --                --              --

   Net (appreciation) in fair value
      of investments                                          --            --              --                --              --
                                                     -----------   -----------     -----------        ----------       ---------
         Total deductions                              4,308,369     4,034,811       1,161,666            24,133           1,938
                                                     -----------   -----------     -----------        ----------       ---------


Net increase (decrease) in net assets available
   for benefits for the year                          10,786,341     4,288,902         619,862         4,292,199       1,998,761

Net assets available for benefits at
   the beginning of the year                          30,376,885    31,302,747       9,469,627                --              --
                                                     -----------   -----------     -----------        ----------      ----------

Net assets available for benefits at
   the end of the year                               $41,163,226   $35,591,649     $10,089,489        $4,292,199      $1,998,761
                                                     ===========   ===========     ===========        ==========      ==========


                                                       Vanguard        Vanguard         Vanguard
                                                      Wellington      Windsor II     Index Trust-500
                                                         Fund            Fund           Portfolio
                                                     -------------   -------------   ----------------
Net Change in Investment in
   Master Trust (Note 8)                              $3,527,986      $7,155,201       $11,411,619

Transfers from ESOP to other funds (Note 7)

Additions:
   Investment income:
      Dividends                                               --              --                --
      Interest                                                --              --                --
                                                     -----------     -----------       -----------
         Total investment income                              --              --                --
                                                     -----------     -----------       -----------

   Participant contributions                              24,748          74,365           131,031
   Age-related employer contributions                     28,021          58,025            91,081
   ESOP debt service funding                                  --              --                --
   Transfer for Loan Repayments                               59              97               352
                                                     -----------     -----------       -----------
         Total additions                                  52,828         132,487           222,464
                                                     -----------     -----------       -----------

Deductions:
   Withdrawals                                            23,370          17,659            79,960
   Administrative expenses                                 1,895           3,895             6,175
   Interest expense on note payable                           --              --                --

   Net (appreciation) in fair value
      of investments                                          --              --                --

                                                     -----------     -----------       -----------
         Total deductions                                 25,265          21,554            86,135
                                                     -----------     -----------       -----------



Net increase (decrease) in net assets available
   for benefits for the year                           3,555,549       7,266,134        11,547,948

Net assets available for benefits at
   the beginning of the year                                  --              --                --
                                                     -----------     -----------       -----------
Net assets available for benefits at
   the end of the year                                $3,555,549     $ 7,266,134       $11,547,948
                                                     ===========     ===========       ===========


   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the Year Ended December 31, 1997


                                                     Vanguard         Vanguard        Vanguard
                                                    U.S. Growth       Explorer       Int'l Growth    Asset Manager   Asset Manager
                                                     Portfolio          Fund           Portfolio     Growth Fund     Income Fund
                                                  ---------------   -------------  --------------  ---------------   --------------

Net Change in Investment in
   Master Trust (Note 8)                          $  5,433,300       $ 2,176,233     $ 2,721,787    ($ 5,306,609)    ($   536,745)
                                                  ------------       -----------    ------------     -----------      -----------
Transfers from ESOP to other funds (Note 7)                 --                --              --              --               --

Additions:
   Investment income:
      Dividends                                             --                --              --              --               --
      Interest                                              --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------
         Total investment income                            --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------

   Participant contributions                            73,094            58,081          44,624         353,303           48,196
   Age-related employer contributions                   50,797            21,079          19,569         296,920           43,617
   ESOP debt service funding                                --               --               --              --               --
   Transfer for Loan Repayments                             65               27               13           1,628              201
                                                  ------------       -----------    ------------     -----------      -----------
         Total additions                               123,956            79,187          64,206         651,851           92,014
                                                  ------------       -----------    ------------     -----------      -----------

Deductions:
   Withdrawals                                           3,391            34,217           2,790         396,159           49,327
   Administrative expenses                               2,974             1,243           1,542           5,143              345
   Interest expense on note payable                         --                --              --              --               --

   Net (appreciation) in fair value
      of investments                                        --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------
         Total deductions                                6,365            35,460           4,332         401,302           49,672
                                                  ------------       -----------    ------------     -----------      -----------



Net increase (decrease) in net assets available
   for benefits for the year                         5,550,891         2,219,960       2,781,661      (5,056,060)        (494,403)

Net assets available for benefits at
   the beginning of the year                                --                --              --       5,056,060          494,403
                                                  ------------       -----------     -----------     -----------      -----------
Net assets available for benefits at
   the end of the year                            $  5,550,891       $ 2,219,960     $ 2,781,661              --               --
                                                  ============       ===========     ===========     ===========      ===========

                                                    Asset Manager   Retirement    Participants'      ESOP
                                                         Fund       Growth Fund       Loans          Trust             Total
                                                    -------------  ------------  --------------   ------------     --------------
Net Change in Investment in
   Master Trust (Note 8)                             ($2,857,090)  ($22,653,617)   $       --              --       $118,822,692

Transfers from ESOP to other funds (Note 7)                   --             --            --     ($1,549,238)        (1,549,238)

Additions:
   Investment income:
      Dividends                                               --             --            --       2,270,527          2,270,527
      Interest                                                --             --            --          28,260             28,260
                                                     -----------   ------------    ----------     ------------     -------------
         Total investment income                              --             --            --       2,298,787          2,298,787
                                                     -----------   ------------    ----------     ------------     -------------

   Participant contributions                              87,694      1,014,910            --              --         17,847,635
   Age-related employer contributions                    120,771      1,314,590            --              --         15,844,083
   ESOP debt service funding                                  --             --            --       2,896,890          2,896,890
   Transfer for Loan Repayments                              908         14,842       (91,640)             --                 --
                                                     -----------   ------------    ----------     ------------     -------------
        Total additions                                  209,373      2,344,342       (91,640)      3,646,439         37,338,157
                                                     -----------   ------------    ----------     ------------     -------------

Deductions:
   Withdrawals                                           107,767      1,425,581        15,038       5,423,312         59,536,441
   Administrative expenses                                 1,727         14,264            --         182,431            782,452
   Interest expense on note payable                           --             --            --         971,007            971,007

   Net (appreciation) in fair value
      of investments                                          --             --            --     (28,406,032)       (28,406,032)
                                                     -----------   ------------    ----------     ------------     -------------
         Total deductions                                109,494      1,439,845        15,038     (21,829,282)        32,883,868
                                                     -----------   ------------    ----------     ------------     -------------


Net increase (decrease) in net assets available
   for benefits for the year                          (2,757,211)   (21,749,120)     (106,678)     25,475,721        123,276,981

Net assets available for benefits at
   the beginning of the year                           2,757,211     21,749,120       201,385      51,044,165        424,160,351
                                                     -----------   ------------    ----------     ------------     -------------

Net assets available for benefits at                          --             --    $   94,707     $76,519,886       $547,437,332
   the end of the year                               ===========   ============    ==========     ============     =============



   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the Year Ended December 31, 1996

                                                  H. J. Heinz Co.   Managed Income      Magellan   Retirement Gov't.    Overseas
                                                   Stock Fund         Portfolio           Fund       Money Market         Fund
                                                  ---------------   --------------  -------------- ----------------  ---------------

Net Change in Investment in
   Master Trust (Note 8)                          $  7,801,796       $ 1,654,650    ($ 2,626,223)   $ 2,387,680      $ 4,410,070
                                                  ------------       -----------    ------------    -----------      -----------

Transfers from ESOP to other funds (Note 7)                 --                --              --             --               --

Additions:
   Investment income:
      Dividends                                             --                --              --             --               --
      Interest                                              --                --              --             --               --
                                                  ------------       -----------    ------------    -----------      -----------
         Total investment income                            --                --              --             --               --
                                                  ------------       -----------    ------------    -----------      -----------

   Participant contributions                         5,183,431           520,090       3,200,196      2,786,929          705,061
   Age-related employer contributions                       --           410,726       3,867,197      4,278,557          455,851
   ESOP debt service funding                                --               --               --             --               --
   Transfer for Loan Repayments                          9,836             1,630          15,799          7,093            3,848
                                                  ------------       -----------    ------------    -----------      -----------
         Total additions                             5,193,267           932,446       7,083,192      7,072,579        1,164,760
                                                  ------------       -----------    ------------    -----------      -----------

Deductions:
   Withdrawals                                      11,977,961         1,343,424       3,320,554      4,195,449          352,227
   Administrative expenses                             333,444            16,976          83,584         59,821           16,050
   Interest expense on note payable                         --                --              --             --               --

   Net (appreciation) in fair value
      of investments                                        --                --              --             --               --
                                                  ------------       -----------    ------------    -----------      -----------
         Total deductions                           12,311,405         1,360,400       3,404,138      4,255,270          368,277
                                                  ------------       -----------    ------------    -----------      -----------


Net increase (decrease) in net assets available
   for benefits for the year                           683,658         1,226,696       1,052,831      5,204,989        5,206,553

Net assets available for benefits at
   the beginning of the year                       179,684,085         8,812,500      44,497,470     20,485,896        4,854,070
                                                  ------------       -----------     -----------    -----------      -----------
Net assets available for benefits at
   the end of the year                            $180,367,743       $10,039,196     $45,550,301    $25,690,885      $10,060,623
                                                  ============       ===========     ===========    ===========      ===========

                                                    Equity-Income    Puritan      Intermediate    Asset Manager:  Asset Manager:
                                                         Fund          Fund         Bond Fund      Growth Fund     Income Fund
                                                    -------------  ------------  --------------   --------------  --------------
Net Change in Investment in
   Master Trust (Note 8)                             $12,952,171   $ 5,518,492     $  869,492       $ 2,471,812      $139,998

Transfers from ESOP to other funds (Note 7)                   --            --             --                --            --

Additions:
   Investment income:
      Dividends                                               --            --             --                --            --
      Interest                                                --            --             --                --            --
                                                     -----------   -----------     ----------        ----------      --------
         Total investment income                              --            --             --                --            --
                                                     -----------   -----------     ----------        ----------      --------

   Participant contributions                           1,476,357     1,586,724        657,545           382,038        31,411
   Age-related employer contributions                  1,681,641     2,308,460        818,942           277,330        35,301
   ESOP debt service funding                                  --            --             --                --            --
   Transfer for Loan Repayments                           14,564         6,020          4,679             2,332           179
                                                     -----------   -----------     ----------        ----------      --------
        Total additions                                3,172,562     3,901,204      1,481,166           661,700        66,891
                                                     -----------   -----------     ----------        ----------      --------

Deductions:
   Withdrawals                                         1,283,174     1,474,653        766,312            54,044         3,673
   Administrative expenses                                45,182        52,768         16,495             6,898           753
   Interest expense on note payable                           --            --             --                --            --

   Net (appreciation) in fair value
      of investments                                          --            --             --                --            --
                                                     -----------   -----------     ----------        ----------      --------
         Total deductions                              1,328,356     1,527,421        782,807            60,942         4,426
                                                     -----------   -----------     ----------        ----------      --------


Net increase (decrease) in net assets available
   for benefits for the year                          14,796,377     7,892,275      1,567,851         3,072,570       202,463

Net assets available for benefits at
   the beginning of the year                          15,580,508    23,410,472      7,901,776         1,983,490       291,940
                                                     -----------   -----------     ----------        ----------      --------

Net assets available for benefits at
   the end of the year                               $30,376,885   $31,302,747     $9,469,627        $5,056,060      $494,403
                                                     ===========   ===========     ==========        ==========      ========


                                                     Asset Manager     Retirement      Participants'      ESOP
                                                         Fund         Growth Fund         Loans          Trust            Total
                                                     -------------   -------------   -------------   ------------     -------------
Net Change in Investment in
   Master Trust (Note 8)                                $825,958      $  753,778              --              --      $ 37,159,674

Transfers from ESOP to other funds (Note 7)                   --              --              --     $(1,088,574)       (1,088,574)

Additions:
   Investment income:
      Dividends                                               --              --              --       2,216,949         2,216,949
      Interest                                                --              --              --          25,582            25,582
                                                     -----------     ------------    ------------    ------------     -------------
         Total investment income                              --              --              --       2,242,531         2,242,531
                                                     -----------     ------------    ------------    ------------     -------------

   Participant contributions                             130,344       1,530,168              --              --        18,190,294
   Age-related employer contributions                    152,690       1,973,412              --              --        16,260,107
   ESOP debt service funding                                  --              --              --       4,245,956         4,245,956
   Transfer for Loan Repayments                            1,889           9,243       ($ 77,112)             --                --
                                                      ----------      -----------     -----------     -----------      ------------
         Total additions                                 284,923       3,512,823         (77,112)      5,399,913        39,850,314
                                                     -----------     ------------    ------------    ------------     -------------

Deductions:
   Withdrawals                                            53,899       1,126,594          20,143       1,898,829        27,870,936
   Administrative expenses                                 4,759          39,899              --         177,449           854,078
   Interest expense on note payable                           --              --              --       1,241,629         1,241,629

   Net (appreciation) in fair value
      of investments                                          --              --              --      (5,574,851)       (5,574,851)

                                                     -----------     ------------    ------------    ------------     -------------
         Total deductions                                 58,658       1,166,493          20,143      (2,256,944)       24,391,792
                                                     -----------     ------------    ------------    ------------     -------------


Net increase (decrease) in net assets available
   for benefits for the year                           1,052,223       3,100,108         (97,255)      7,656,857        52,618,196

Net assets available for benefits at
   the beginning of the year                           1,704,988      18,649,012         298,640      43,387,308       371,542,155
                                                     -----------     ------------    ------------    ------------     -------------
Net assets available for benefits at
   the end of the year                                $2,757,211     $21,749,120        $201,385     $51,044,165      $424,160,351
                                                     ===========     ============    ============    ============     =============

   The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements


(1) Plan Description:

   The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General

   The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

   The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan; and (ii) Mellon Bank, N. A. to act as trustee of the separate ESOP trust established for matching contributions ("ESOP Trustee").

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The plan provides for various investment options as described in Note 4.
   Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.


   Certain prior-year amounts have been reclassified in order to conform with the current year presentation.


      Contributions

   Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 13% of their compensation. Each participant may make tax deferred contributions, in whole percentages, of not less than 2% of his compensation.

   Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $9,500 in both 1997 and 1996. The committee will give a participant affected by these limitations timely notification.

   The Company will contribute on behalf of each participating employee an amount equivalent to the tax deferred contribution up to 3% of the employee's compensation. The Company's matching contributions may be made in cash or in shares of the Company's common stock of equal value. Shares of stock used for the Company match will come from the shares held in the separate, leveraged employee stock ownership plan ("ESOP") trust. The ESOP is described in greater detail in Note 7.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

      Contributions (continued)

   The Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of participating employees who direct the investment of such contributions into one or more of the investment funds stated in Note 4, with the exception of the H. J. Heinz Company Stock Fund. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 25 years old to a rate of 13% for participants that are 60 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account, which is maintained for tax deferred contributions, after tax account, which is maintained for after tax contributions, and rollover account, which is maintained for rollover contributions, is fully vested at all times. The value of the Company's matching contribution and CCA contribution allocated to a participant's account will be fully vested upon the occurrence of any of the following events: completion of five years of service (or in the case of the matching contribution of a participant who was an employee as of December 31, 1992, 36 months of continuous membership in the Plan, if earlier), job elimination, workforce reduction, termination of employment after attainment of age 55, attainment of age 65, total and permanent disability, or death.


      Withdrawals

   A participant may elect to withdraw up to 100% of their after tax or rollover account. A participant's matching account will be available for withdrawal if the participant:

      (a) has at least 5 years of continuous membership in the Plan, or

      (b) is eligible for a "hardship" withdrawal in accordance with the rules of the Plan, or

      (c) has attained age 59 1/2.

   A participant may not withdraw any amount from their tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

   A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

      Withdrawals (continued)


   A participant who qualifies for a hardship withdrawal and withdraws from their matching and tax deferred accounts is suspended from making contributions to the Plan for one year. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of service, may elect to receive a lump-sum amount equal to the value of their account or annual installments over a period not to exceed 30 years. A terminated participant may also elect to choose a direct transfer of their account balance to the trustee or custodian of another eligible retirement plan.

      Loans

   The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Any outstanding loan as of December 31, 1989 shall continue to be administered in accordance with the loan rules established by the Committee as in effect on such date.

   The interest rates for all outstanding loans for the years ended December 31, 1997 and 1996, ranged from 7.0% to 10.94% and 6.5% to 12.5%, respectively.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.


      Termination

   The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.


      Administrative Expenses

   Expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, may be paid by the Trustees from the assets of the Trust Funds unless paid by the Company. For the years ended December 31, 1997 and 1996 administrative expenses of $782,452 and $854,078, respectively were paid by the Trustees from the assets of the Plan. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the net asset value of the individual fund as a percentage of the total net asset value of the Plan's funds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

      Administrative Expenses (continued)

   The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The allocation of these charges to the Plan for the years ended December 31, 1997 and 1996 were $37,062 and $42,164 respectively.


(2) Summary of Significant Accounting Policies:

      Investment Valuation

   The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund.

   Investments in the Company's common stock are valued at the last reported sales price on the last business day of the year.

   Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

   The Plan presents in the statements of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets.

   Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost.

   Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

(3) Federal Income Taxes:

   The IRS has made a determination that the Plan is a qualified plan under
   Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

   The IRS has determined and informed the Company by letter dated February 3, 1998, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since a favorable determination was received, however, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of
   Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(3) Federal Income Taxes: (continued)

   Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

   In order for the Company's Retirement and Savings Plan to comply with the nondiscrimination coverage requirements under Code sections 410(b) and 401(a)(4) for the plan year ended December 31, 1996, an additional contribution of $190,583 was made to the SAVER Plan on behalf of certain non-highly compensated employees to satisfy the applicable Code requirements.

(4) Investment Programs:


   Effective October 1 1997, the funds offered by the Plan were changed to increase investment choices and reduce the Plan's dependence on a single mutual fund company. Eight new funds were added--seven Vanguard funds and one Fidelity fund while four Fidelity funds (Asset Manager Growth, Asset Manager Income, Asset Manager and Retirement Growth) were eliminated. Participant fund balances in the discontinued funds were automatically transferred to the Retirement Government Money Market Fund if participants had not transferred them to other available funds as of September 29, 1997. Fidelity Management Trust Company remains Trustee for all the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. The ESOP match account investment cannot be reallocated unless a participant is eligible to retire or is no longer employed. Reallocations from the ESOP to other funds are included in the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits. A description of the Investment funds by investment category follows:

   Company Stock

     The H.J. Heinz Company Stock Fund consists of common stock of the Company.

   Stable Value

     Fidelity's Managed Income Portfolio (Previously labeled GIC Group Trust
     Fund) invests in guaranteed investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A portion of the fund is invested in a money market fund to provide daily liquidity. Guaranteed investment contracts are recorded at contract value, which includes principal and accumulated interest, which approximates market value.

   Growth

     The Fidelity Magellan Fund is an aggressive growth fund, the asset of which are invested primarily in common stocks of both well known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

     The Vanguard U.S. Growth Fund seeks to provide long-term capital appreciation by investing in common stocks of large companies with above-average growth potential.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

      Money Market

        The assets of Fidelity's Retirement Government Money market Portfolio are invested in high-quality short-term money market securities for which the U.S. Government or its agencies or instrumentalities guarantee timely payment of principal and interest.

      International

        The Fidelity Overseas Fund is an aggressive growth fund, which seeks long-term capital appreciation, primarily through investments in foreign securities. The fund invests primarily in securities of issuers whose principal business activities are outside the U.S.

        Vanguard International Growth Portfolio seeks long-term capital growth by investing in common stocks of companies based outside of the United States that have above-average growth potential.

     Index

        Vanguard Index Trust--500 Portfolio seeks long-term growth of capital and income from dividends. It holds all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index (S&P 500).

     Growth and Income

        The assets of the Fidelity Equity-Income Fund are invested primarily in income-producing equity securities. Capital appreciation is a secondary objective of the fund. It tries to achieve a yield of the securities of the S&P 500.

        Vanguard Windsor II is a value-oriented growth and income fund seeking long-term growth of capital and income from dividends. The fund invests in a diversified group of out-of-favor stocks of large-capitalization companies.

     Balanced

        The assets of the Fidelity Puritan Fund are invested in a broadly diversified portfolio of high-yielding U.S. and foreign securities including those in emerging markets, which may involve additional risk. The investments can include all types of bonds of any quality or maturity as well as common stocks and preferred stocks.

        The Vanguard Wellington Fund is a balanced fund designed to pursue three investment objectives: conservation of capital, reasonable current income, and profits without undue risk. The funds assets are divided between common stocks and bonds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

     Fixed Income

        The assets of the Fidelity Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

        The Vanguard Fixed Income Securities Fund--Long-Term Corporate Portfolio seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

     Small Capitalization

        The Fidelity OTC Portfolio seeks long-term capital appreciation by investing in the securities of smaller, less well-known companies.

        Vanguard Explorer Fund seeks long-term growth of capital by investing primarily in common stocks of small and emerging growth companies.

     Discontinued Funds:

        The Fidelity Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, but also in other types of securities.

        The assets of the Fidelity Asset Manager Fund are allocated among and across domestic and foreign equities, bonds and short-term instruments. The fund seeks high total return.

        The assets of the Fidelity Asset Manager Growth Fund are allocated among three principal asset classes: stocks, bonds and short-term instruments. However, the fund may invest in many types of domestic and foreign securities. The fund seeks to maximize total return over the long-term.

        The Fidelity Asset Manager Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds short-term instruments and other investments. The asset mix is designed to provide a conservative asset allocation across various market conditions.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(5) Net Asset Value per Unit:

   The interests of Plan participants are accounted for under a unit method. The number of units in each fund and the net asset value per unit are as follows:


                                                December 31, 1997              December 31, 1996
                                                -----------------              -----------------
                                                             Value per                      Value per
                                                 Units         Unit            Units          Unit
                                             -------------   ---------       -------------  ---------
  H. J. Heinz Co. Stock Fund......             109,694,553     $1.993         130,968,411     $1.375
  Managed Income Portfolio........               8,252,541     $1.329           7,962,528     $1.256
  Magellan Fund...................              23,572,630     $2.332          24,460,122     $1.845
  Retirement Gov't. Money Market..              38,019,712     $1.238          21,415,696     $1.176
  Overseas Fund...................               7,117,680     $1.574           7,020,572     $1.421
  Equity-Income Fund..............              16,509,164     $2.478          15,779,480     $1.909
  Puritan Fund....................              16,995,683     $2.081          18,224,395     $1.703
  Intermediate Bond Fund..........               7,392,332     $1.358           7,435,710     $1.264
  OTC Portfolio...................               4,812,656     $ .891                  --         --
  Fixed Income Securities Fund....               1,920,752     $1.031                  --         --
  Wellington Fund.................               3,518,035     $1.021                  --         --
  Windsor II Fund.................               7,107,071     $1.031                  --         --
  Index Trust--500 Portfolio......              11,262,543     $1.019                  --         --
  U.S. Growth Portfolio...........               5,333,937     $1.034                  --         --
  Explorer Fund...................               2,344,458     $ .944                  --         --
  Int'l Growth Portfolio..........               3,065,906     $ .903                  --         --
  Asset Manager:  Growth Fund.....                      --         --           3,346,689     $1.495
  Asset Manager:  Income Fund.....                      --         --             375,683     $1.302
  Asset Manager Fund..............                      --         --           1,977,025     $1.384
  Retirement Growth Fund..........                      --         --          13,267,322     $1.623

(6) Forfeitures:

   Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions, or may be used to pay plan administrative expenses. Forfeitures were $436,600 for the year ended December 31, 1997 and $529,319 for the year ended December 31, 1996.


(7) ESOP Trust:


   In September, 1989, the ESOP trust borrowed $50 million and purchased 2,366,862 shares of Heinz Common Stock at $21.125 per share. The Company financed the transaction and sold the stock to the ESOP.

   The Heinz stock is pledged as collateral for the loan and is credited to a suspense account from which it is gradually released for allocation to participants' accounts over the term of the loan. During 1997 and 1996, the number of shares released from the suspense account for allocation to participant accounts as a result of principal repayments was 172,529 and 226,643, respectively. As noted previously, the shares of stock used for the Company match will come from the shares held in the ESOP trust. At December 31, 1997 and 1996, $34,606,161 and $30,570,446 respectively, of unallocated assets were held by the ESOP.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(7)  ESOP Trust (continued):

   The ESOP debt is in the form of an interest-bearing promissory note. For the years ended December 31, 1997 and 1996, the weighted average interest rate was 5.32% and 5.31%, respectively. Repayment of the loan will be made through periodic payments. Dividends paid by the Company on allocated and unallocated shares of the Heinz Common Stock are applied for repayment of the loan. When dividends paid are not sufficient to make the periodic repayments, the Company makes additional contributions to fund the deficiency.

   The amount of ESOP debt required to be retired in the years succeeding 1997 is: $1,804,311 in 1998, $2,102,665 in 1999, $2,221,415 in 2000, $2,346,871
   in 2001, $2,479,412 in 2002 and $5,386,810 thereafter. The loan has a stated maturity of July 31, 2004.

(8)  Master Trust:

   The Company entered into a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains accounts to record the pro rata share of each participating Plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(8)  Master Trust (continued):

        The following tables present the Master Trust information for the Plan.

                                                              December 31, 1997
                       ----------------------------------------------------------------------------------------------------
                                                                                                             Retirement &
                                                                                                             Savings Plan
                         Fair Value of                                                       Net             Percentage of
                         Investment of                    Investment Income               Change in         Interest in the
                          Master Trust                 Dividends          Interest      the Fair Value*       Master Trust
                       ----------------            ---------------      -----------     ---------------     ---------------
H. J. Heinz Co.
Stock Fund             $    240,109,663            $     6,127,688      $   134,223     $  66,566,428             90.72%

Managed Income
Portfolio                    10,920,342                         --          675,017         5,035,813             99.96%

Magellan Fund                59,990,834                  3,907,759               --         9,862,291             91.63%

Retirement Gov't
Money Market                 64,662,982                         --        2,660,526        23,114,145             72.42%

Overseas Fund                11,768,150                    593,239               --           806,687             95.18%

Equity-Income
Fund                         43,734,130                  2,431,026               --        12,131,682             93.54%

Puritan Fund                 37,854,039                  3,208,692               --         5,043,476             93.44%

Intermediate
Bond Fund                    10,733,697                    681,961               --           791,500             92.99%

OTC Portfolio                 4,299,844                    179,867               --         4,288,956             99.23%

Fixed Income
Securities Fund               1,969,693                     35,948               --         1,989,859             99.97%

Wellington Fund               3,626,690                    175,753               --         3,616,206             97.51%

Windsor II Fund               7,351,383                    491,210               --         7,285,688             98.16%

Index Trust--500 Fund        11,538,760                    131,514               --        11,605,465             98.27%

U.S. Growth Portfolio         5,442,397                    218,228               --         5,584,369             97.30%

Explorer Fund                 2,006,808                    221,500               --         2,199,727             98.88%

International
Growth Fund                   2,675,356                    118,420               --         2,747,717             99.00%

Asset Manager
Growth Fund                          --                         --               --        (5,306,609)               --

Asset Manager
Income Fund                          --                     16,732               --          (536,745)               --

Asset Manager
Fund                                 --                     65,954               --        (2,857,090)               --

Retirement
Growth Fund                          --                         --               --       (24,252,657)               --

                       ----------------            ---------------     ------------   ---------------          ------------
Total Master Trust     $    518,684,768            $    18,605,491     $  3,469,766     $ 129,716,908             89.90%
                       ================            ===============      ===========   ===============          ============

* Includes transfers between funds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements (Continued)

   (8)  Master Trust (continued):


                                                              December 31, 1996
                       -------------------------------------------------------------------------------------------
                                                                                                   Retirement &
                                                                                                   Savings Plan
                         Fair Value of                                             Net             Percentage of
                         Investment of          Investment Income               Change in        Interest in the
                          Master Trust       Dividends          Interest      the Fair Value*      Master Trust
                       ---------------    ---------------      -----------    ---------------    ----------------
H. J. Heinz Co.
Stock Fund             $   193,649,074     $  6,085,903       $    89,599     $   9,295,951             92.24%

Managed Income
Portfolio                    9,946,832               --           515,136         1,654,650            100.00%

Magellan Fund               49,482,858        7,744,772                --        (2,245,807)            91.19%

Retirement Gov't
Money Market                40,146,651               --         1,801,220         2,473,341             62.45%

Overseas Fund               10,590,303          638,560                --         4,524,475             94.21%

Equity-Income
Fund                        32,599,351        1,832,555                --        13,575,945             92.43%

Puritan Fund                33,264,907        3,616,507                --         5,858,634             93.32%

Intermediate
Bond Fund                   10,357,653          635,912                --           856,242             90.26%

Asset Manager
Growth Fund                  5,002,592          425,339                --         2,471,812            100.00%

Asset Manager
Income Fund                    489,017           30,560                --           139,998            100.00%

Asset Manager
Fund                         2,736,284          208,284                --           825,958            100.00%

Retirement
Growth Fund                 23,622,577        2,897,571                --           923,809             91.15%
                       ---------------     ------------       -----------    --------------          ------------
Total Master Trust     $   411,888,099     $ 24,115,963       $ 2,405,955    $   40,355,008             89.59%
                       ===============     ============       ===========    ==============          ============

* Includes transfers between funds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                       Notes to Financial Statements (Continued)

(9) Plan Amendments:

      On December 1, 1997, the Board of Directors approved a proposal to amend the Plan to increase the amount for a mandatory distribution of the account balance after termination of employment from $3,500 to $5,000 as permitted by the Taxpayer Relief Act of 1997, effective January 1, 1998.

      On December 1, 1997, the Board of Directors approved a proposal to allow former Heinz Pet Products employees at the Perham, Minnesota plant to receive distributions from the Plan after the factory was sold, exclusive of the pre-tax contributions which are restricted under Section 401(k) of the Internal Revenue Code.

      On December 4, 1996, the Board of Directors approved a proposal to amend the Plan to establish and implement a procedure for the Plan to follow when a participant cannot be located within three years after his or her benefit becomes payable.

      On April 9, 1996, the Board of Directors approved Tip Top Ice Cream Company Limited, an affiliate of Watties, to adopt the Plan, and to extend participation to its employees who are citizens of the United States and who formerly participated in the Plan.


(10) Form 5500 Reconciliation:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan includes payments due to participants in net assets available for plan benefits. Payments due to participants as of December 31, 1997 and 1996 were $7,160,773 and $4,052,303 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN


                          EIN: 25 - 0542520 PLAN 009
          LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1997


                                               (c) Description of investment including
           (b) Identity of issue, borrower,         maturity date, rate of interest                           (e) Market
  (a)           lessor, or similar party           collateral, par or maturity value          (d) Cost            Value
-------    --------------------------------    ---------------------------------------     --------------    --------------
*             H. J. Heinz Company                  H. J. Heinz Company ESOP
                                                   $.25 par value/share; 1,798,493          $ 34,431,710       $ 91,386,825

                 Mellon Bank                       EB Temporary Investment Fund             $    716,472       $    716,472

*                H. J. Heinz Company               Participants' Loans                      $          _       $     96,228
                                                   Interest Rates, 7.0%-10.94%

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN


                          EIN: 25 - 0542520 PLAN 009
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997



   (a) Identity of Party                         (b) Description                 (c) Purchase           (d) Selling
           Involved                                  of Asset                         Price                  Price
----------------------------            ---------------------------------        --------------        -------------

Execution Services Inc.                 H. J. Heinz Company Common Stock               892,863                  --
                                                                                    (2 purchases)

Execution Services Inc.                 H. J. Heinz Company Common Stock                     --          1,009,164
                                                                                                         (14 sales)

Cantor Fitzgerald & Co. Inc.            H. J. Heinz Company Common Stock                     --          3,657,996
                                                                                                          (8 sales)

Autranet Inc.                           H. J. Heinz Company Common Stock                     --          2,221,079
                                                                                                         (12 sales)

Bridge Trading Co.                      H. J. Heinz Company Common Stock                     --             79,315
                                                                                                           (1 sale)

Mellon Bank                             EB Temporary Investment Fund                         --          6,728,627
                                                                                                        (114 sales)

Mellon Bank                             EB Temporary Investment Fund                 7,056,725                  --
                                                                                   (99 purchases)

Mellon Bank                             H. J. Heinz Company Common Stock             3,942,468                  --
                                                     (ESOP LOAN)                    (4 purchases)




  (f) Expense                                      (h) Current Value         (i) Net
 incurred with             (g) Cost of                of Asset on              Gain
  Transaction                 Asset                 Transaction Date          (Loss)
---------------            -----------             ------------------        --------
     1,052                   892,863                      892,863                  --

     1,109                   391,968                    1,009,164             617,196

     4,300                 1,499,603                    3,657,996           2,158,393

     2,652                   910,774                    2,221,079           1,310,305

        96                    34,058                       79,315              45,257

        --                 6,728,627                    6,728,627                  --

        --                 7,056,725                    7,056,725                  --

        --                 3,942,468                    3,942,468                  --

                                 Exhibit Index

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 25, 1998 is filed herein.